EXHIBIT 1

                                  [TRANSLATION]

                                                               February 26, 2007

SECURITIES AUTHORITY                   TEL AVIV STOCK EXCHANGE
www.isa.gov.il                         www.tase.co.il

                                IMMEDIATE REPORT

          Nature of the Event: Delay in Filing of Financial Statements

Pursuant to the public-reporting directives of the Supervisor of Banks, the Bank is obliged to file its reports for the year 2006 until the end of February 2007. In 2006 two accounting firms were appointed as joint auditors of the Bank. The discussions with the Government Companies Authority regarding the manner of dividing the auditing work between them (including the annual report in the US, Form 20-F) were concluded only at the end of January 2007, and as a result the auditors notified the Bank that the auditing of the reports for the year 2006 would not be completed by the said date. The Bank requested and the Supervisor of Banks agreed to the delay of the filing of the Bank's reports for 2006 until the end of March 2007.